Exhibit 1

JOSEF MANDELBAUM TO STEP DOWN AS CEO OF PERION

Tel Aviv & New York – September 27, 2016 – Perion Network Ltd. (NASDAQ: PERI), a global technology company that delivers high-quality advertising solutions for brands and publishers, announced today that Josef Mandelbaum will be leaving his position as Chief Executive Officer after a transition period of up to several months. The Board of Directors has begun a search for the Company's next CEO and the Board and Josef are committed to a seamless transition.

"On behalf of the entire Board, I want to thank Josef for his devoted leadership and contributions to Perion. Josef took a small one-product company with $29 million of annual revenue and turned it into a global company with diversified revenues of over $300 million.  After six years, the Company and Josef decided that it is the right time to transition to new leadership and focus on moving the business forward and increasing shareholder value.  I am confident our search will yield a strong candidate to lead Perion on its next phase of growth and we sincerely wish Josef all the best in all his future endeavors,” said Alan Gelman, Chairman of the Board of Directors.

"I am proud of what we have accomplished to date and very grateful for the opportunity to work with such amazing people at the company.  I want to thank the employees and Directors of Perion, past and present, for helping make Perion a great company and a place to call home these past six years. Together, despite many external challenges, we built a company with significant revenues and strong EBITDA.  Equally important, we built a culture of warmth and caring both internally and for the community at large," said Josef Mandelbaum, CEO of Perion.

"While we have made good progress on executing our strategy, the Board and I understand that to truly move the business forward, a change is needed.  This change will allow the Company to focus on the future, give it time to execute without distractions and deliver increased shareholder value. I have full confidence in management and the employees and know that they will succeed," concluded Mr. Mandelbaum.

About Perion Network Ltd.

Perion is a global technology company that delivers high-impact intent based advertising solutions to brands and publishers. Perion is committed to providing outstanding execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com, and follow Perion on Twitter @perionnetwork.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2015 filed with the SEC on March 26, 2016. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Neta Fishman
+972 (73) 398-1000
investors@perion.com
Source: Perion Network Ltd.